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                          August 17, 2022

       Luke Faulstick
       Chief Executive Officer
       Salona Global Medical Device Corp
       2800 Park Place
       666 Burrard Street
       Vancouver, British Columbia
       V6C 2Z7

                                                        Re: Salona Global
Medical Device Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed August 12,
2022
                                                            File No. 333-266806

       Dear Mr. Faulstick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Charles J. Rennert,
Esq.